EXHIBIT NO. 99.1 TO SCHEDULE 13G

JOINT FILING AGREEMENT

---------------------------------------------------

May 14, 2025

---------------------------------------------------


ROCKEFELLER CAPITAL MANAGEMENT L.P. and ROCKEFELLER FINANCIAL LLC hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


ROCKEFELLER CAPITAL MANAGEMENT L.P.


BY: /s/    5/15/2025

---------------------------------------------------------------------

WILLIAM FENRICH /Authorized Signatory, Rockefeller Capital Management L.P.


ROCKEFELLER FINANCIAL LLC


BY: /s/   5/15/2025

---------------------------------------------------------------------

RIZWAN M. MIRZA /Authorized Signatory, Rockefeller Financial LLC


*  Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).